November 7, 2006

Securities and Exchange Commission
Office of Mergers and Acquisitions
Attn: Celeste M. Murphy, Esq.
Special Counsel
100 F Street, NE
Washington, D.C. 20549-3628

Re: Capitol Bancorp Limited (the “Company”) Registration Statement on Form S-4 (Registration No. 333-137910) Filed on October 10, 2006

Dear Ms. Murphy:

On behalf of Capitol Bancorp Ltd., a Michigan corporation (“Capitol”) and pursuant to the Securities Exchange Act of 1934, as amended, we have filed with the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 to a Registration Statement on Form S-4 (the “Registration Statement”). Such filing was prepared in response to the comments of the SEC’s staff as set forth in a comment letter dated October 30, 2006.

Enclosed with this letter are two copies of the Registration Statement, one set of which are in the form that have been filed with the SEC and the other set which has been clearly marked to indicate all of the changes we have made.

In order to facilitate the Staff’s review of the Registration Statement, wherever practicable all disclosures which were not completed in the prior filing of the Registration Statement on Form S-4 have been completed. In addition, all disclosures have been updated to the latest practicable date.

The action taken by, or the response of, Capitol with respect to each comment contained in your October 30, 2006 comment letter is set forth below. For convenience of the SEC’s staff, the staff’s comments have been included in their entirety followed by Capitol’s response. Where appropriate, the responses include a reference to the relevant pages of the Registration Statement, as filed with the SEC. Capitalized terms used but not defined herein shall have the meanings for such terms that are set forth in the Registration Statement.

SEC STAFF COMMENT

Exchange Offer

1.
We note that in exchange for each share of the Bank of Escondido ("BOE"), security holders will receive a certain number of shares of Capitol. The exchange ratio is calculated by dividing the pro forma fully-diluted BOE common stock share value by the Capitol common stock share value. The actual exchange ratio will be based on the actual book value per share of BOE as of October 31, 2006. The Capitol share value will be based upon the average closing price of Capitol common stock over a 30 trading day period ending one trading day prior to the close of the exchange offer. Please provide us your detailed analysis regarding why this pricing mechanism is appropriate under the tender offer rules. See Rule 14e-1(b). In this regard, please note that in instances where we have granted no-action relief at least two trading days remain in the offer after the averaging period. SeeTXU Corporation (Sept. 13, 2004) and Lazard (Aug. 11, 1995). In your response, please tell us why you believe it is appropriate to determine the consideration on trading day prior to the expiration of the offer. In addition, please amend your offer document to include the actual book value per share of BOE as of October 31, 2006.

REGISTRANT’S RESPONSE

The third sentence above is incorrect, inasmuch as the BOE share value is fixed. We have expanded the references to the determination of the BOE share value to more clearly state it is fixed. We have revised the calculation of the Capitol share value to be based upon a 30 trading day period ending two trading days prior to the closing of the exchange offer (see the cover page, pages 4, 14, and 32 of the Registration Statement). We have also revised the Registration Statement to make clear that the BOE share value is fixed at $15.604322. Capitol did not and will not base the fixed BOE share value on the actual book value of the BOE shares as of October 31, 2006, accordingly the Registration Statement has been revised to state that the BOE share value is fixed but advise the reader as to its computational basis.

SEC STAFF COMMENT

Exchange Offer

2.	Consider providing a table setting forth the number of shares to be received as consideration based upon a reasonable range of Capitol's stock prices.

REGISTRANT’S RESPONSE

We have added a table setting forth the number of shares of Capitol to be received by BOE shareholders as consideration in the Exchange Offer based upon a reasonable range of Capitol's stock prices.

SEC STAFF COMMENT

Exchange Offer

3.	If material, please describe the volatility of your stock over a recent historical period, for example, 90 days, and any risks relating to the volatility.

REGISTRANT’S RESPONSE

We have described the volatility of our stock over a recent historical period in our risk factor discussion. Please see page 17 of the Registration Statement. We have also provided the highs and lows of Capitol's stock on a quarterly basis for the past 3 years. Please see page 21 of the Registration Statement.

SEC STAFF COMMENT

Summary, page 4

4.
Please eliminate the phrase that the summary qualified by the more detailed information included elsewhere or incorporated by reference in this prospectus. The qualification suggests that the offer summary may not be materially complete. Note that similar qualification language is also inappropriately used in other places in the document with respect to summary of the fairness opinion, statute and description of stock at pages 43, 46, and 47, respectively. Please revise accordingly.

REGISTRANT’S RESPONSE

We have modified the phrase to read "the summary is qualified by the additional detailed information included elsewhere or incorporated by reference in this prospectus" on pages 4, 43, 46 and 47.

SEC STAFF COMMENT

Summary, page 4

5.
Revise the summary to provide a toll-free number shareholders may call through the entire period of the offer to determine the consideration to be received in the offer Please be certain to highlight this information.

REGISTRANT’S RESPONSE

We have revised the summary to provide a toll-free number note holders may call through the entire period of the offer to determine the consideration to be received in the offer and have highlighted this information.

SEC STAFF COMMENT

Selected Consolidate Financial Data by Capitol Bancorp Limited, page 10

6.
We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. Further, you have provided summary information required by Item 1010(c) of Regulation M-A. However, we cannot locate ratio of earnings to fixed charges, as required by Items 1010(c)(3). Please revise to include all the summary financial information required by Item 1010(c).

REGISTRANT’S RESPONSE

We have been advised by BOE that: (i) none of BOE’s securities are registered on a national securities exchange; and (ii) BOE does not have a class of equity securities that is held of record by 500 or more persons. Based upon such information provided to us by BOE, BOE does not have a reporting obligation pursuant to either Sections 12(g) or (b) of the Exchange Act. Accordingly, the disclosure obligations triggered by Schedule TO and in particular Regulation M-A are not triggered by the Exchange Offer or required to be disclosed in the Registration Statement. As a matter of convenience to BOE shareholders, we have voluntarily chosen to provide much of the summary information required by Item 1010 of Regulation M-A. However, we did not feel it would be meaningful to the shareholders to provide a ratio of earnings to fixed charges (as might be required by Items 1010(c)(4)) because it is neither required or materials to the BOE shareholders' decision to exchange their shares.

SEC STAFF COMMENT

Cautionary Statement Regarding Forward-Looking Statements, page 22

7.
We note that you do not undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date of the forward-looking statement is made. Please tell us how this position is consistent with your obligations under Rule 14e-1.

REGISTRANT’S RESPONSE

We have added appropriate language to address our obligations under Rule 14e-1. Please see page 22 of the Registration Statement.

SEC STAFF COMMENT

Conditions to the Exchange Offer, page 40

8.
We refer to the first sentence of the last paragraph of this section. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. The phrase "regardless of the circumstances giving rise to any of the conditions (including any action or inaction by Capitol)" states that you may assert an offer condition even when the condition is triggered" by your own action or inaction. Please revise.

REGISTRANT’S RESPONSE

We have revised the phrase to read "regardless of the circumstances giving rise to any of the conditions".

SEC STAFF COMMENT

Conditions to the Exchange Offer, page 40

9.
We note your statement in the penultimate sentence in the last paragraph of this section that the "determination as to whether any condition has been satisfied shall be in Capitol's reasonable judgment and will be final and binding on all parties." Please revise this statement to narrow its scope. For example, it appears that ultimate determination of such matters may be by a court of law.

REGISTRANT’S RESPONSE

We have revised the phrase to read "determination as to whether any condition has been satisfied shall be in Capitol's reasonable judgment and will be final and binding on all parties, subject to the ultimate determination of such matters by a court of law".

SEC STAFF COMMENT

Where You Can Find More Information

10.
We note your statement that you incorporate by reference into this Offer the documents listed and any additional documents you may file with the Commission between the date of this offer and the expiration date. Schedule TO does not allow you to "forward" incorporate by reference to documents not yet filed. If you wish to incorporate by reference such future filings, you must amend to specifically name them. Please confirm your understanding of this to us in a supplemental response.

REGISTRANT’S RESPONSE

We have been advised by BOE that: (i) none of BOE’s securities are registered on a national securities exchange; and (ii) BOE does not have a class of equity securities that is held of record by 500 or more persons. Based upon such information provided to us by BOE, BOE does not have a reporting obligation pursuant to either Sections 12(g) or (b) of the Exchange Act. Accordingly, the disclosure obligations triggered by Schedule TO are not triggered by the Exchange Offer or required to be disclosed in the Registration Statement.

As reflected in the above information, our documents have been amended in response to these comments. In connection with the response to the SEC’s Staff’s comments, all persons responsible for the filing of this document hereby acknowledge that:

1.	We are responsible for the adequacy and accuracy of the disclosure in the filings.

2.
We understand that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3.	We will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

If you have any additional questions, please do not hesitate to contact me at 517-487-6555. Thank you.

Sincerely,

/s/ Cristin Reid English
Cristin Reid English
Chief Operating Officer